Contents

	Page
Independent Auditors' Report	1
Consolidated Statements of Operations and Deficit	3
Consolidated Statements of Comprehensive (Loss) Income	4
Consolidated Balance Sheets	5
Consolidated Statements of Cash Flows	6
Notes to the Consolidated Financial Statements	7 - 31

Grant Thornton

Independent auditors' report

Grant Thornton LLP
19th Floor, Royal Bank Plaza South Tower
200 Bay Street, Box 55
Toronto, ON
M5J 2P9

T +1 416 366 0100
F +1 416 360 4949
www.GrantThornton.ca

To the Shareholders of Quantitative Alpha Trading Inc. (formerly RTN Stealth Software Inc.)

We have audited the accompanying consolidated financial statements of Quantitative Alpha Trading Inc. which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated statements of operations, deficit, comprehensive (loss) income and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quantitative Alpha Trading Inc. as at December 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

1

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Other Matter
The consolidated financial statements of Quantitative Alpha Trading Inc. for the year ended December 31, 2009 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on April 26, 2010.

Emphasis of matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has not generated any revenues from operations to date and further losses are anticipated prior to the generation of any profits. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Grant Thornton LLP

Toronto, Ontario
April 29, 2011

Chartered Accountants
Licensed Public Accountants

2

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Consolidated Statements of Operations and Deficit

Year Ended December 31

2010

2009

Expenses

Advertising and promotion

$

51,672

$

2,041

Amortization

12,447

4,480

Bank charges and interest

64,458

999

Foreign exchange gain

(108,150)

(548)

Management, consulting and administrative (Note 13)

387,323

112,205

Office

36,344

3,252

Professional fees

157,584

73,491

Rent (Note 13)

91,961

60,000

Research and property costs (Note 13)

-

74,169

Stock-based compensation

1,866,273

47,360

Travel

17,521

14,702

Trust and filing fees

53,152

37,755

Wages and benefits and directors’ fees (Note 13)

-

9,000

(2,630,585)

(438,906)

Loss before the following:

(2,630,585)

(438,906)

Interest income

2,360

29,528

Write down of mineral and oil and gas

properties (Note 1)

(1)

(378,426)

Gain on redemption of short term investments

-

188,333

(2,628,226)

(160,565)

Net loss

$    (2,628,226)      $

(599,471)

Loss per share, basic and diluted

$

(0.02)      $

(0.01)

Weighted average number of shares outstanding

115,167,175

74,685,353

Deficit, beginning of year

$    (3,018,127)      $    (2,418,656)

Increase in retained earnings as a result of the cancellation

504,770

-

of Class A preferred shares (Note 2)

Net loss

(2,628,226)

(599,471)

Deficit, end of year

$    (5,141,583)      $    (3,018,127)

See accompanying notes to the consolidated financial statements.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc. )

Consolidated Statements of Comprehensive (Loss) Income

Year Ended December 31

2010

2009

Net loss

$    (2,628,226)      $

(599,471)

Other comprehensive income (Note 6)

-

504,770

Total comprehensive loss for the year

$    (2,628,226)      $

(94,701)

See accompanying notes to the consolidated financial statements.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Consolidated Balance Sheets

Year Ended December 31

2010

2009

Assets

Current

Cash and cash equivalents

$

174,530

$

379,284

Marketable securities (Note 6)

-

1,448,800

Accounts receivable

28,664

242,744

Prepaid expenses (Note 3)

216,135

10,000

419,329

2,080,828

Equipment (Note 7)

7,884

3,940

Software (Note 3)

8,309,750

-

Prepaid expenses – long term (Note 3)

286,458

-

Mineral properties (Note 8)

-

67,185

Oil and gas property (Note 9)

-

1

$     9,023,421

$     2,151,954

Liabilities and Shareholders’ Equity

Current

Accounts payable and accrued liabilities

$

115,046

$

75,072

Deposit on private placement

250,000

-

Notes payable – current portion (Notes 10 and 17)

358,445

-

723,491

75,072

Notes payable – long term (Notes 10 and 17)

2,095,476

-

2,818,967

75,072

Shareholders' Equity

Share capital and warrants (Note 11)

8,939,599

3,919,865

Contributed surplus (Note 11)

2,406,438

670,374

Accumulated other comprehensive income

-

504,770

Deficit

(5,141,583)

(3,018,127)

6,204,454

    2,076,882

$     9,023,421

$     2,151,954

Nature of operations and going concern (Note 1)

Measurement uncertainty (Note 4)

Subsequent events (Note 17)

On behalf of the Board of Directors

Director

Director

See accompanying notes to the consolidated financial statements.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Consolidated Statements of Cash Flows

Year Ended December 31

2010

2009

Increase (decrease) in cash and cash equivalents

    Operating

Net loss

$    (2,628,226)      $

(599,471)

Items not involving cash:

Accrued interest income

-

8,333

Amortization

12,447

4,480

Stock-based compensation

1,866,273

47,360

Accrued interest on notes payable

58,571

-

Foreign exchange gain on notes payable

(108,150)

-

Write down of mineral and oil and gas

properties

1

378,426

Market value adjustment for Available-For-Sale

financial instrument

-

(188,333)

(799,084)

(349,205)

Net changes in non-cash working capital

Accounts receivable

(23,920)

(3,391)

Prepaid expenses

2,198

8,655

Due to (from) related parties

-

(73,500)

Accounts payable and accrued liabilities

39,973

72,978

(780,833)

(344,463)

    Investing

Purchase of equipment

(16,391)

(1,163)

Marketable securities

-

(944,030)

Short-term investments

-

500,000

Spinning off of assets to a subsidiary in exchange

for its shares

-

(100,000)

(16,391)

(545,193)

    Financing

Common shares issued for cash net of issuance

costs

104,470

1,407,574

Deposit on private placement

250,000

-

Share subscription receivable

238,000

(238,000)

592,470

1,169,574

Increase in cash and cash equivalents

(204,754)

279,918

Cash and cash equivalents, beginning of year

379,284

99,366

Cash and cash equivalents, end of year

$

174,530

$

379,284

Supplemental cash flow information (Note 16)

See accompanying notes to the consolidated financial statements.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Consolidated Financial Statements

December 31, 2010

1.

Nature of operations and going concern

Quantitative  Alpha  Trading  Inc.  (formerly  known  as  RTN  Stealth  Software  Inc.)  herein  after referred to  as  “Company”  or  “QAT” is  a  public  company  incorporated in the  Province  of  British

Columbia, Canada.

On  December  21,  2009,  the  Company  changed  its  name  from  Arris  Resources  Inc.  to  RTN

Stealth Software Inc.

Nature of operations

During  the  year  ended  December  31,  2010,  the  Company  transferred  its  interests  in  five

mineral   claims   in   British   Columbia,   Canada,   its   agreement   with   a   British   Columbia

manufacturing   company   to   distribute   its   earthquake   sensor   products   in   India,   and   its

marketable  securities  to  its  three  subsidiaries  to  complete  the  spin-off  of  its  three  former subsidiaries as described in Note 2.  During the year, the Company entered into the business of software  sales  and  executed  a  definitive  agreement  in  January  2010  to  acquire  an  exclusive and  perpetual  license  for  security  trading  software:  the  Market  Navigation,  Trade  Execution,

and  Market  Timing  Software.    The  Company  subsequently  acquired  this  security  trading software  in  May,  2010  as  described  in  Note  3.  Management  also  decided  to  abandon  its remaining interest  ($1)  in the  oil  and  gas  properties  and  recorded  a  write  off  expense  of  $1 in

June,  2010.  After  this series of  corporate restructuring and acquisitions, the Company is solely in the business of developing and promoting software for trading purposes.

Going concern

These  consolidated  financial  statements  have  been  prepared  on  the  basis  of  accounting principles  applicable  to  a  "going  concern,"  which  assume  that  the  Company  will  continue  in operation  for  the  foreseeable  future  and  will  be  able  to  realize  its  assets  and  discharge  its liabilities in the normal course of operations.

The  ability  of  the  Company  to  continue  to  operate  as  a  going  concern  is  dependent  upon  its ability  to  ultimately  operate  its  business  at  a  profit.  To  date,  the  Company  has  not  generated

any   revenues   from   operations   and   will   most   likely   require   additional   funds   to   meet   its

obligations and the costs of its operations. As a result, further losses are anticipated prior to the generation of any profits.

The Company  has  addressed  short  term  cash flow requirements through the  raising  of  capital and  conversion  of  notes  payable  to  common  shares  subsequent  to  year-end  as  described  in

Note  17.   The  Company's  continued  existence is  dependent  upon its  ability  to  attain  profitable

operations  and  obtain  financing  from  its  shareholders  or  external  sources  as  required.   The

Company’s  future  capital  requirements  will  depend  on  many  factors,  including  the  costs  of operating  the  software  business.  The  Company’s  anticipated  operating  losses  and  increasing working capital requirements may require that it obtain additional capital to continue operations.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

1.

Nature of operations and going concern (continued)

Going concern (continued)

The  Company  will  depend  almost  exclusively  on  outside  capital.  Such  outside  capital  is anticipated to include the sale of  additional shares. There can be no assurance that capital will be available as necessary to meet these continuing operating costs or, if the capital is available,

that it will be on terms acceptable to the Company. Any issuing of additional equity securities by the Company may result in significant dilution to the equity interests of its current shareholders.

Obtaining  commercial  loans,  assuming  those  loans  would  be  available,  will  increase  the

Company’s  liabilities  and  future  cash   commitments.   If   the   Company  is  unable   to   obtain

financing  in  the  amounts  and  on  terms  deemed  acceptable,  the  business  and  future  success may be adversely affected, thus giving rise to doubt about the Company’s ability to continue as a going concern.

The financial statements do not reflect adjustments to the carrying values of assets, liabilities or

reported  results  should  the  Company  be  unable  to  continue  as  a  going  concern.   If  the  going

concern  assumption  were  not  appropriate  for  these  financial  statements,  then  adjustments would be  necessary  to the  carrying values  of  assets  and liabilities,  the  reported  expenses  and the balance sheet classifications.  Such adjustments would be material.

2.

Corporate restructuring

On  November  2,  2009,  the  Company  and  its  three  former  wholly  owned  subsidiaries  Arris

Holdings  Inc.  (“AHI”),  CLI  Resources  Inc.  (“CLI”)  and  QMI  Seismic  Inc.  (“QMI”),  collectively known  as  the  “Parties”,  entered  into  a  plan  of  arrangement  (the  “Arrangement  Agreement”)

whereby  the  Company   would  execute  a  spin-out  transaction  of  its  three  former  subsidiaries,

each becoming a reporting issuer  and each acquiring an asset from the Company in exchange for common shares (the “Distributed Shares”) of the respective subsidiary.

The  change  in  corporate  structure  was  effective  on  January  5,  2010  with  the  sequence  of events as summarized below:

i.

The  identifying  name  of  the  Company’s  Common  Shares  was  altered  to  Class  A

Common Shares without par value, being the RTN Class A Common Shares.

ii.

A  class  consisting  of  an unlimited number  of  Common Shares  without  par value (the “

Common  Shares’’)  and  a  class  consisting  of  Class  A  Preference  Shares  (the  ‘RTN

Class A Preferred Share’) was created.

iii.

Each  issued  RTN  Class  A  Common  Share  was  exchanged  for  one  Common  Share and one RTN Class A Preferred Share (with no par value). The RTN Class A Common

Shares were then eliminated upon the completion of the Arrangement Agreement.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

2.

Corporate restructuring (continued)

iv.

The  Company  transferred  its  interest  in  five  mineral  claims  in  Atlin,  British  Columbia

(the  Mineral  Properties)  to  CLI;  an  agreement  with  a  British  Columbia  manufacturing

company   to   distribute   its   earthquake   sensor   products   in   India   (the   “Distribution

Agreement”)  to  QMI;  and  all  of  the  Company’s  marketable  securities  (the  “Equity

Portfolio”)  to  AHI  in  the  consideration  for  17,583,372  common  shares  of  each  of  CLI,

QMI,  and  AHI  (collectively  known  as  “Distributed  Shares”)  issued  by  the  three  former subsidiaries respectively.

v.

The  Company  redeemed  the  issued  RTN  Class  A  Preferred  Shares  for  consideration consisting solely  of  the Distributed Shares. Each shareholder  of  record as of  the close of  business  on  November  5,  2009,  being  the  share  distribution  record  date,  of  the

Company,  has  received  its  pro-rata  share  of  the  Distributed  Shares.    RTN  Class  A

Preferred  Shares  were  then  eliminated  upon  the  completion   of  the  Arrangement

Agreement.

The Arrangement  Agreement  resulted in the transfer  of the Mineral  Properties,  the Distribution

Agreement, and the Equity Portfolio (collectively the “Transferred Assets’) from the Company to

CLI, QMI, and AHI respectively. The Transferred Assets at carrying value to the Company were as follows:

Carrying value of the

Transferred Assets on

January 5, 2010

Mineral Properties

Five mineral claims in the areas located near Gladys

Lake Molybdenum occurrences in the Atlin Mining

District, British Columbia

$

67,185

Distribution Agreement

Distribution agreement with a British Columbia private

company to distribute its seismic sensors in India

$

1

Carrying value of the

Number of

Transferred Assets on

Equity Portfolio

shares

January 5, 2010

Publicly traded common shares

Desert Gold Ventures Inc.

300,000

$

240,000

Ona Power Corp.

2,800,000

509,600

Maxtech Ventures Inc.

440,000

228,800

Share purchase warrants of publicly traded shares

Ona Power Corp.

2,800,000

470,400

$     1,448,800

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

2.

Corporate restructuring (continued)

Subsequent  to  the  above  described  transfers,  the  Company  redeemed  the  RTN  Class  A

Preferred  Shares  by  distributing  to  the  shareholders  the  controlling  interests  in  the  common

shares  of  CLI,  QMI,  and  AHI,  on  a  pro  rata  basis.   The  above  described  reorganization  and

redemption  of  the  preference  shares  is  considered  a  capital  transaction  and  accordingly  the

Company  reclassified  the  accumulated  other  comprehensive  income  of  $504,770  recorded  in fiscal  2009 to  account  for  the  unrealized  gain from  the appreciation in  the market  value  of  the

Equity  Portfolio  from  “other  comprehensive  income”  to  retained  earnings  when  the  Equity

Portfolio was transferred to AHI upon the completion of the Arrangement Agreement.

3.

Acquisition of software

On  January  19,  2010,  the  Company  executed  a  definitive  agreement  with  privately  owned

Market  Guidance  Systems  Inc.  (“MGS”)  whereby  the  Company  acquired  an  exclusive  and perpetual  license  to  the Market  Navigation,  Trade  Execution  and  Market  Timing  Software (the

“RTN-Stealth Software”).

As consideration for the above, the Company issued 5,000,000 Class B preferred shares to the shareholders  of  MGS.  In  connection  with  the  acquisition,  the  Company  paid  a  company controlled  by  a  director  of  the  Company  a  transaction  advisory  fee  of  250,000  Class  B

Preferred Shares.  Each  Class  B  Preferred  share is  convertible into ten  common  shares  of  the

Company  when  the  cumulative  net  revenues  derived  from  the  license  of  the  RTN-Stealth

Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements:

a.    The Company  acquired the  RTN-Stealth Software from  MGS  (the  “MGS  transaction”),

and

b.    the   Company   purchased   the   EMC-ALGO   Software   Suite   from   ENAJ   Mercantile

Corporation (the “ENAJ transaction”).

As  part  of  the  MGS  transaction,  the  Company  issued  20,000,000  common  shares  of  the

Company to MGS shareholders which are escrowed to be released in four equal tranches at 6,

9,  12,  and  15  months,  and  has  assumed  four  promissory  notes,  in  an  amount  totalling

$2,503,500,  owed  by  MGS,  as  the  consideration  of  the  acquisition.  In  addition,  the  exclusive and  perpetual  license  to  market  the  RTN-Stealth  Software  that  was  acquired  in  January  2010 was cancelled upon the completion of the acquisition of the RTN-Stealth Software.

The details of the four promissory notes assumed are as follows:

Due date

Interest rate

Other terms

Four promissory notes

Principal and interest     Bank of Canada prime

Senior to any and all

with the principal totalling

are due on May 15,

rate + 1% per annum

other shareholder loans

$2,503,500 at May 17,

2012

compound annually

and shall be paid in full

2010

prior to repayment by

the Company to any

and all other

shareholder loans

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

3.

Acquisition of software (continued)

As   part   of   the   ENAJ   transaction,   the   Company   issued   2,500,000   common   shares   as

consideration for  the  acquisition  of  the  EMC-ALGO  Software  Suite from  ENAJ.  The  2,500,000 common shares were issued to ENAJ  and are escrowed to be released in four  equal tranches at 6, 9, 12, and 15 months.

Details of the two software acquisitions are summarized as follows:

RTN – Stealth Software

Issuance of 20,000,000 common shares of the Company each having a market value of $0.25 per share on May 17, 2010

$     5,000,000

Assumption of four promissory notes

2,503,500

Issuance of 5,250,000 Class B preferred shares on January 19, 2010

150,000

Finders fees of 125,000 common shares of the Company having a market value of $0.25 per share on May 17, 2010

31,250

7,684,750

EMC – ALGO Software

Issuance of 2,500,000 common shares of the Company each having a market value of $0.25 per share on May 17, 2010

625,000

$     8,309,750

Furthermore,  the  Company  entered  into  a  management  agreement  with  Mr.  Michael  Boulter,

the  founder  and  chief  technology  officer  of  ENAJ  in  exchange  for  two  million  five  hundred thousand  (2,500,000)  common  shares  of  the  Company  as  compensation.  The  management agreement  has  a  three  (3)  year  term  and  grants  the  titles  of  President  and  Chief  Operating

Officer  of  the Company.   The 2,500,000 million common shares of  the Company  are vested in

three  equal   tranches  at  12,   24,   and  36  months  from  May  17,   2010.     As  a  result,  the

corresponding management fee is deferred and amortized as follows:

Total consideration

$

625,000

Expensed in the twelve months ended December 31, 2010

(130,209)

494,791

Less current portion

(208,333)

$

286,458

The  current  portion  of  the  prepaid  expenses  on  the  balance  sheet  include  the  deferred management fee of $208,333 and other prepaid expenses of $7,802.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

4.

Measurement uncertainty

The recoverability of the software asset of $8,309,750 is dependent on management’s ability to implement its current business plans.  The current business plans includes various assumptions about future cash flows to be derived from using the software.  As a result, the recoverability of the software asset is subject to measurement uncertainty.

5.

Summary of significant accounting policies

(a)  Basis of presentation and principles of consolidation

These  consolidated  financial  statements  have  been  prepared  in  accordance  with  Canadian

generally  accepted  accounting  principles  (“Canadian  GAAP”).    These  consolidated  financial

statements include the accounts  of  QAT  and its  wholly owned  subsidiaries:  Arris Holdings Inc.

(“AHI”),  CLI  Resources  Inc.  (“CLI”)  and  QMI  Seismic  Inc.  (“QMI”)  up  to  the  date  that  the subsidiaries were spun-off as described in Note 2.

All    significant    inter-company   transactions   and   balances   have   been   eliminated    upon

consolidation.

(b)  Cash and cash equivalents

Cash and cash equivalents consists of  highly liquid instruments with an original maturity of less than 90 days at issuance.

(c)  Financial instruments- recognition and measurement

All  financial  instruments,  including  derivatives,  are  included  on  the  Company’s  balance  sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or other comprehensive income, depending on the classification of the related instruments.

All  financial  assets  and  liabilities  are  recognized  when  the  entity  becomes  a  party  to  the contract  creating  the  asset  or  liability.  All  financial  instruments  are  classified  into  one  of  the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale,

or  other  financial  liabilities.  Initial  and  subsequent  measurement  and  recognition  of  changes in the value of financial instruments depends on their initial classification:

•     Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

•     Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is realized and then it is recognized in net earnings (loss) or if impairment is determined to be other than temporary.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

5.

Summary of significant accounting policies (continued)

(c)  Financial instruments- recognition and measurement (continued)

•     All derivative financial instruments are measured at fair value. Changes in fair value are included in net earnings (loss) in the period in which they arise.

The Company has classified its financial instruments as follows:

Financial Instrument

Classification

Measurement

Cash and cash equivalents

Held for trading

Fair value

Accounts receivable

Loans and receivables

Amortized cost

Accounts payable and accrued liabilities

Other financial liabilities

Amortized cost

Notes payable

Loans and receivables

Amortized cost

The  Company  has  provided  quantitative  and  qualitative  information  that  it  believes  will  enable

users   to   evaluate   the   significance   of   financial   instruments   on   the   Company’s   financial

performance,  and the nature and extent  of  risks arising from  financial instruments to which the

Company is exposed during the year  and at the balance sheet date.   In addition, the Company

discloses management’s  objectives,  policies  and procedures for  managing these risks.   These

disclosures are presented in Note 15.

(d)  Financial instruments - disclosures

CICA  Handbook  Section  3862,  “Financial  Instruments  – Disclosures”  was  amended  to  require

disclosure   about   the   inputs   used   in   making   fair   value   measurements,   including   their

classification  within  a  hierarchy  that  prioritizes  their  significance.   The  three  levels  of  the  fair

value hierarchy are:

Level 1 –  Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 –  Inputs  other  than  quoted  prices  that  are  observable  for  the  asset  or  liability  either directly or indirectly

Level 3 –  Inputs that are not based on observable market data

(e)  Equipment

Equipment is recorded initially at cost and subsequently amortized on a declining-balance basis at  an  annual  rate  of  55%  for  computer  equipment,  100%  for  computer  software  and  20%  for office furniture.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

5.

Summary of significant accounting policies (continued)

(f)   Software

Software is an intangible asset and consists of  acquired software initially recorded at fair value.

The  software   will   be   amortized   on  a   straight-line  basis  over  10  years  which   represents

management’s best estimate of useful life.  As of December 31, 2010, the software is not in use

and  no  amortization  has  been  recorded.   The  Company  evaluates  the  reasonableness  of  the

estimated useful life on an annual basis.

The  Company  reviews  the  carrying  value  of  its  intangible  assets  for  impairment  or  whenever events or circumstances indicate that the carrying value may not be recoverable.  If the carrying value exceeds the amount recoverable, based on undiscounted estimated future cash flows, an impairment charge is recorded in the consolidated statement of operations and is measured as the amount by which the carrying value exceeds its recoverable amount.

(g)  Use of estimates

The   preparation   of   financial   statements   requires   management   to   make   estimates   and

assumptions  that  affect  the  reported  amounts  of  assets  and  liabilities  and  the  disclosure  of

contingent  assets  and  liabilities  at  the  date  of  the  financial   statements  and  the  reported

amounts  of  revenue  and  expenses  during  the  reporting  year.   Significant  areas  requiring  the

use of  management  estimates relate to the recoverability  of the software,  equipment, valuation allowances for future income tax assets and depreciation and amortization.

(h)  Mineral properties

The cost  of  unproven mineral  rights and their  related direct  exploration costs are deferred until the  properties  are  placed  into  production,  sold  or  abandoned.  These  deferred  costs  will  be

amortized   on  the   unit-of-production   basis  following  the   commencement   of   production,   or

written-off if the properties are sold, allowed to lapse or abandoned.

Cost  includes  any  cash  consideration  and  the  fair  market  value  of  any  shares  issued  on  the acquisition  of  mineral  right  interests.  Properties  acquired  under  option  agreements,  whereby payments are made at the sole discretion of the Company,  are recorded in the accounts when the  payments  are made.  The recorded  amounts  of  property  acquisition  costs  and their  related deferred  exploration  costs  represent  actual  expenditures  incurred  and  are  not  intended  to reflect present or future values.

The  Company  reviews  capitalized  costs  on  its  mineral  rights  on  a  periodic  basis  and  will recognize impairment in value based upon current  exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value is also  based  upon  a  review  of  other  property  transactions  that  have  occurred  in  the  same geographic  area  as  that  of  the  property  under  review.  Administrative  costs  are  expensed  as incurred.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

5.

Summary of significant accounting policies (continued)

(i)   Oil and gas properties

Oil  and  natural   gas  properties  are  accounted  for  using  the  successful   efforts  method  of

accounting.  Geological  and  geophysical  costs  are  expensed  in  the  period  in  which  they  are incurred  and  costs  of  drilling  an  unsuccessful  well  are  expensed  when  it  becomes  known  the well  did  not  result  in  a  discovery  of  proven  reserves  or  where  one  year  has  elapsed  since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil  and  gas  properties  are  depleted  using  the  unit-of-production  method.  Unit-of-production rates  are based on  proven developed reserves,  which are reserves  estimated to  be recovered from  existing facilities using current  operating methods.  Unproved properties are not  subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

(j)   Impairment of long-lived assets

Long-lived  assets,  including mineral  property  interests  and  plant  and  equipment,  are  reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of  an asset may not be recoverable.  Recoverability of assets to be held and used is measured by  a  comparison  of  the  carrying  amount  of  an  asset  to  estimated  undiscounted  future  cash

flows  expected  to  be  generated  by  the  asset.   If  the  carrying  amount  of  an  asset  exceeds  its

estimated  future  cash  flows,  an  impairment  charge  is  recognized  in  the  amount  by  which  the

carrying amount  of the asset  exceeds the fair value of the asset.   Assets to be disposed of are

separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

(k)  Stock-based compensation

The  Company  records  all  stock-based  payments  using  the  fair  value  method.   Under  the  fair

value  method,  stock-based  payments  are  measured  at  the  fair  value  of  the  consideration received  or  the  fair  value  of  the  equity  instruments  issued  or  liabilities  incurred,  whichever  is more reliably measurable, and are charged to operations over the vesting period.  The offset is

credited  to  contributed  surplus.    Consideration  received  on  the  exercise  of  stock  options  is recorded as share capital and the related contributed surplus is transferred to share capital.

Share capital issued for  non-monetary  consideration is recorded  at  its fair  market value based on  its  trading  price  on  the  Canadian  National  Stock  Exchange  on  the  date  the  agreement  to issue the shares was entered into as determined by the Board of Directors of the Company.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

5.

Summary of significant accounting policies (continued)

(l)   Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards,

resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(m) Functional currency and foreign currency translations

The  Company’s  functional  currency  is  the  Canadian  dollar  as  the  Canadian  dollar  is  the

currency  of  the  primary  economic  environment  in  which  the  Company  operates.    All  of  the

business  operations  of  the  Company  are  located  in  Canada.   The  majority  of  the  Company’s

financings are in Canadian dollars.

Foreign  currency  monetary  assets  and  liabilities  are  translated  into  Canadian  dollars  at  the exchange  rate  in  effect  at  the  balance  sheet  date.  Non-monetary  assets,  liabilities,  revenues and  expenses  are  translated  into  Canadian  dollars  at  the  rate  of  exchange  prevailing  on  the respective  dates  of  the  transactions.  Foreign  exchange  gains  and  losses  are  included  in  net earnings.

(n)  Earnings (loss) per common share

Earnings  (loss)  per  share  is  calculated  based  on  the  weighted  average  number  of  common shares issued and outstanding during the year. The company follows the treasury stock method in  the  calculation  of  diluted  earnings  per  share  for  the  current  year.  Under  this  method,  the weighted  average  number  of  common  shares  included  the  potential  net  issuance  of  common shares of  “in-the-money”  options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period. The effect of potential issuances of  shares  under  options  and  warrants  would  be anti-dilutive if  a loss  is  reported  and,  therefore basic and diluted loss per share is the same.

(o)  Segment disclosures

The  Company  operates  in  a  single  reportable  operating  segment,  security  trading  software segment, within the geographic area of Ontario, Canada.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

5.

Summary of significant accounting policies (continued)

(p)  Future accounting policies:

International Financial Reporting Standards ("IFRS")

The  AcSB  has  announced  its  decision  to  replace  Canadian  generally  accepted  accounting principles  (“Canadian  GAAP”)  IFRS  for  all  Canadian  publicly-listed  companies.  The  AcSB announced that the changeover date will commence for interim and annual financial statements relating  to  fiscal  years  beginning  on  or  after  January  1,  2011.  The  transition  date  for  the

Company  to  changeover  to  IFRS  will  be  January  1,  2010.  Therefore,  the  IFRS  adoption  will require the restatement for comparative purposes of amounts reported by the Company for the year  ending  December  31,  2010.  The  Company  has  assessed  the  adoption  of  IFRS  for  2011 and has disclosed its assessment in its Management Discussion and Analysis.

6.

Marketable securities

As at December 31, 2009

Unrealized

Cost

gain (loss)

Fair value

Dessert Gold Ventures Inc. – common shares     $

303,515     $

(63,515)    $

240,000

Maxtech Ventures Inc. – common shares

220,515

8,285

228,800

Ona Power Corporation – security units

420,000

560,000

      980,000

$

944,030     $

504,770     $   1,448,800

The  Company  subscribed  for  2,800,000  security  units  of  Ona  Power  Corp.  (“Ona”)  through  a private  placement  on  August  20,  2009.  Each  security  unit  consists  of  one  common  share  and one  common  share  purchase  warrant  (the  “Warrant”).  Each  Warrant  entitles  the  Company  to acquire one common share of Ona at a price of $0.20 per share for a period of two years.

The  Company  allocated  $218,400  to  Ona  common  shares  and  $201,600  to  Ona  warrants  at date of  acquisition.  The allocation was calculated by valuing the common shares and warrants separately  and adjusting the resulting  amounts  on a  pro-rata basis  so the  sum  of  the  amounts allocated to the common share and the warrants equal to the amount  of  cash investment. The assumptions  used  in valuing  the  fair  value  of  the  warrants  by  using  the  Black-Scholes  Option

Pricing  Model  are:  Risk-free  interest  rate  of  1.5%,  dividend  yield  of  0%,  expected  volatility  of

188% and expected life of  2 years. The fair value adjustments to the Ona common shares and the warrants as at December 31, 2009 were based on the same pro-rata basis as calculated on date  of  acquisition  and resulted  an adjustment  to the common  shares  component  of  $291,200 and an adjustment  to the warrants component  of  $268,800 for  a total fair value adjustments of

$560,000.

On  January  5,  2010,  the  Company  transferred  of  all  its  marketable  securities  as  described  in

Note 2.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

7.

Equipment

2010

2009

Accumulated

Net

Net

Cost

Amortization

Book Value

Book Value

Office equipment

$

3,414     $

2,325      $

1,089     $

1,492

Computer equipment

24,120

17,325

6,795

2,348

Computer software

10,473

10,473

-

100

Leasehold improvements

2,522

2,522

-

-

$

40,529     $

32,645     $

7,884     $

3,940

8.

Mineral properties

Moly Project - Atlin, BC

In October 2008, the Company entered into an agreement with TJJ Holdings Inc., whereby TJJ

Holdings  Inc.  agreed  to  sell  to  the  Company  all  the interest  in  the  mineral  claims.  Twenty  two

mineral   claims   cover   approximately   15,000   acres   that   are   located   near   Gladys   Lake

molybdenum  occurrences  were  acquired for  $295,612.   On September  9,  2009,  the Company

utilized  its  consulting  geologists  and mining  engineers  to  complete its  evaluation  of  the twenty two  mineral  claims  and  determined  the  feasibility  for  further  development  of  the  claims.  As  a result,  17  molly  claims  previously  acquired  have  been  allowed  to  expire  and  the  Company intended  to  maintain  the  remaining  5  claims.  For  the  year  ended  December  31,  2009,  the mineral claims have been written down to $67,185 accordingly.

Option Agreement in Guinea

On October 15,  2009, the Company  entered into an option agreement, whereby the Company can earn  up to  an undivided 70% interest in the Forecariah Copper  Concession (225  sq.  Km).

The  Company  decided  not  to  proceed  further  and  let  the  option  agreement  expires  after  the technical information in connection with the Concession was further reviewed by management.

On January 5,  2010, the Company transferred all of its mineral properties as described in Note

2.

9.

Oil and gas property

Alexander Prospect, Alberta

In  February  2007,  the  Company  entered  into  an  agreement  with  Arctos  Petroleum  Corp.

(“Arctos”)  whereby  Arctos  agreed to  sell  to the  Company  an interest  in the Alexander  property in consideration for  $150,000.The Company holds a 30% working interest in 64 gross hectares

(19.2 Net  Ha)  of  rights in this property  which includes the producing Ellerslie/Wabamun oil well at  6-7-57-1W5  and  a  40%  interest  in  an  oil  battery  at  3-7-57-1W5.  The  Company  did  not contribute towards this project and is in a non-participation penalty position on both the well and battery.  As  a  result,  the  Company  has  written  down  the  investment  to  $1  for  the  year  ended

December 31, 2009. The $1 book value was written off in 2010.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

10.     Notes payable

The  notes  payable  represent  four  promissory  notes,  in  the  amount  totalling  $2,453,921  (US equivalent  $2,103,921  and  C$350,000)  including  accrued  interest,  that  were  assumed  as  part of  the software acquisition as described in Note 3.  The notes accrue interest at the prime rate,

as determined by  the Bank  of  Canada,  plus 1% per  annum.   The notes are due May  15,  2012

except for $350,000 which is due on demand.  The $350,000 note is also secured by a general security agreement over the assets of the Company.

The  notes  payable   were  converted  to   common  shares  subsequent  to   the  year   end,  as

described in Note 17.

11.     Share capital

a)    Authorized and outstanding shares

As  at  December  31,  2010  the  authorized  share  capital  of  the  Company  consisted  of  the following:

Unlimited number of Common Shares with no par value

5,250,000 Class B non-voting Preferred Shares with no par value

(Each Class B Preferred Share is convertible into ten Common Shares when the cumulative net revenues derived from the license of the RTN-Stealth Software reaches a total of US $ 20,000,000 as described in Note 3).

Common Shares (renamed as Class A Common on January 5, 2010)

2010

2009

Number

Number

of shares

$

of shares

     $

Balance, beginning of year

99,416,860

3,919,865

-

-

Issuance of new class of common

    shares

-

-

75,416,860

2,806,956

Cancellation at January 5, 2010

    Arrangement Agreement with

AHI, CLI, QMI (Note 2)

(99,416,860)

(3,919,865)

-

-

Exercise of options

-

-

6,050,000

190,575

Fair value of share options allocated

to shares issued on exercise

-

-

-

45,845

Private placements net of share

issuance costs

-

-

17,500,000

876,489

Shares issued for private placement

finders’ fees

-

-

450,000

-

Balance, end of year

-

-

99,416,860

3,919,865

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.     Share capital (continued)

Common Shares (created on January 5, 2010)

2010

2009

Number

Number

of shares

$

of shares

     $

Balance, beginning of year

-

-

-

-

Issuance on January 5, 2010 –

    Arrangement Agreement with

AHI, CLI, QMI (Note 2)

99,416,860

2,403,879

-

-

Issuance – acquisition of RTN

Stealth Software (Note 3)

20,000,000

5,000,000

-

-

Issuance – management agreement

with ENAJ (Note 3)

2,500,000

625,000

-

-

Issuance – acquisition of ENAJ

software are (Note 3)

2,500,000

625,000

-

-

Private placement net of share

    issuance costs

321,000

71,028

-

-

Shares issued for ENAJ finders

    Fees (Note 3)

125,000

31,250

-

-

Balance, end of year

124,862,860

8,756,157

-

-

The Company completed a private placement in October of 2010 and issued a total of 321,000 units at a price of $0.35 per unit for gross proceeds of $112,350.  Cost of issuance totalled

$7,880.  Each unit consists of a common share and a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase, up to March 12, 2012, an additional common share at an exercise price of $0.40. The Company issued 16,800 warrants as finder fees for this private placement.

Warrants

2010

2009

Number

Number

of warrants

     $    of warrants

     $

Balance, beginning of year

-

-

-

-

Issuance – private placement

376,800

33,442

-

-

Balance, end of year

376,800

33,442

-

-

The  fair  value  of  the  337,800  common  share  purchase  warrants  issued  in  2010,  have  been estimated at $33,442 using the Black Scholes model for pricing options.  The weighted average

fair   value   per   warrant   of   $0.099   was   calculated   using   the   following   weighted   average

assumptions:   dividend  yield  of  0%,  expected volatility  of  161%,  risk-free interest  rate  of  1.7%

and  expected  life  of  2  years.   These  warrants  entitled  the  holder  to  purchase  one  common share of the Company at a price of $0.40 per share until May 12, 2012.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.     Share capital

Class A Preferred Shares (created on January 5, 2010)

2010

2009

Number

Number

of shares

$

of shares

     $

Balance, beginning of year

-

-

-

-

Issuance – Arrangement

    Agreement (Note 2)

99,416,860

1,515,986

-

-

Redemption– Arrangement

    Agreement (Note 2)

(99,416,860)

(1,515,986)

-

-

Balance, end of year

-

-

-

-

The Class A Preference shares were redeemed on January 5, 2010.

Class B Preferred Shares (created on January 19, 2010)

2010

2009

Number

Number

of shares

$

of shares

     $

Balance, beginning of year

-

-

-

-

Issuance – acquisition of RTN

Stealth Software (Note 3)

5,250,000

150,000

-

-

Balance, end of year

5,250,000

150,000

-

-

On   May   19,   2009,   the   Company   entered   into   an   Arrangement   Agreement   with   Incan

Investments  Inc.  (“Incana”),  its  former  wholly  own  subsidiary  to  proceed  with  a  corporate restructuring  by  way  of  statutory  plan  to  transfer  cash  of  $100,000  and  assign  the  Property

Contract  to  Incana.   The  corporate  restructuring  was  completed  on  October  2,  2009  with  the sequence of events illustrated in a chronological order as follows:

i)   On  May  21,  2009,  the  Company  registered  the  Arrangement  Agreement  with  the

Supreme   Court   of   British   Columbia.     Pursuant   to   the   registered   Arrangement

Agreement, the following transactions occurred in chronological sequence:

1)

The   Company   transferred   $100,000   in   cash   and   assigned   the   Property

Contract to Incana in exchange for 15,043,372 Incana Shares (the “Distributed

Incana Shares”).

2)

The Company changed its authorized share capital by:

•

altering  the  identifying  name  of  the  then  existing  common  shares  to  class  A

common   shares   without   par   value,   being   the   “Arris   Resources   Class   A

Shares”;

•

creating  a class  consisting  of  an  unlimited  number  of  common  shares  without par value being the “Common Shares”, and

•

creating a class consisting of an unlimited number of Class A preferred shares without par value, being the “Arris Resources Class A Preferred Shares”.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.     Share capital

3)

Each   issued   Arris   Resources   Class   A   Shares   were   exchanged   for   one

Common Share and one Arris Resources Class A Preferred Shares.

4)

The  Company  then  redeemed  the  issued  Arris  Resources  Class  A  Preferred

Shares  for  consideration  consisting  solely  of  the  Distributed  Incana  Shares such that each holder of Arris Resources Class A Preferred Shares will receive that  number  of  Incana  Shares  that  is  equal  to  the  number  of  Arris  Resources

Class A Preferred Shares.

The continuity of the issued and outstanding shares of the Company as at December  31, 2010 is as follows:

Issued and outstanding:

Arris Resources Class A Common Shares

2010

2009

Number

Number

of shares

$

of shares

     $

Balance, beginning of year

-

-

62,716,860

2,563,490

Exercise of options

-

-

200,000

6,451

Fair value of share options allocated

to shares issued on exercise

-

-

-

1,515

Exercise of warrants

-

-

12,500,000

335,500

Cancellation of Class A Common

-     (75,416,860)

(2,906,956)

Balance, end of year

-

-

-

-

Arris Resources Class A Preferred Shares

2010

2009

Number

Number

of shares

$

of shares

     $

Balance, beginning of year

-

-

-

-

Issuance of new class of

    preferred shares

-

-

75,416,860

100,000

Redemption of new class

    of preferred shares

-

-(75,416,860)

(100,000)

Balance, end of year

-

-

-

-

The Company completed a private placement in April of 2009 and issued a total of  12,500,000 units at a price of $0.024 (US$0.02) per unit for gross proceeds of $302,277. Each unit consists of  a  common  share  and  a  common  share  purchase  warrant.  Each  common  share  purchase warrant  entitles the  holder  to purchase,  for  a period of  two  years,  an additional  common  share at an exercise price of $0.0312 (US$0.026). The Company paid $27,229 finder fees in cash for this private placement.

The  Company  completed  a  private  placement  in  December  of  2009  and  issued  a  total  of

5,000,000 shares at  a price of  $0.12 per  share for  gross proceeds of  $600,000. The Company issued 450,000 broker  shares at  a fair value of  $0.12 per  share as finder’s fees with respect to this private placement.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.     Share capital (continued)

b)    Stock options

RTN  has  an  incentive  stock  option  plan  authorizing  the  Company  to  issue  incentive  stock

options to  directors,  officers,  employees  and consultants  of  the Company.   No specific vesting

terms  are  required.    The  option  price  shall  not  be  less  than  the  fair  market  value  of  the

Company’s common shares on the grant date.

In  2010,  the  Company  awarded  its  directors,  officers,  employees  and  consultants  a  total  of

5,650,000 stock options at an exercise price of $0.32 with the expiry date of February 24, 2015.

The  fair  value  of  each  option  at  the  date  of  grant  was  estimated  at  $0.31/option  by  using  the

Black-Scholes option pricing model with the following assumptions:

Risk free interest rate

3.25%

Expected life

5 years

Volatility

232%

Expected dividends

nil

The  5,650,000  granted  options  had  a  fair  value  of  $1,736,064  at  the  grant  date  and  all  the granted  options  were  vested  immediately  on  issuance.  As  a  result,  the  Company  recognized

$1,736,064  in  stock-based  compensation  expense  and  credited  to  contributed  surplus  to

account  for  the  vesting  of  the  options.    Subsequent  to  year-end  2,600,000  stock  options

expired.

In  2009,  the  Company  awarded  its  directors,  officers,  employees  and  consultants  a  total  of

6,250,000  stock  options  that  were  exercised  during the year.   The fair  value  of  each  option  at

the  date  of  grant  was  estimated  at  $0.01/option  by  using  the  Black-Scholes  option  pricing model with the following assumptions:

Risk free interest rate

1.6%

Expected life

5 years

Volatility

258%

Expected dividends

nil

The continuity of the outstanding stock options of the Company is as follows:

Number of

Weighted

outstanding

average

option

exercise price

Balance, December 31, 2008

-

$

-

Granted

6,250,000

0.04

Exercised

(6,250,000)

(0.04)

Balance, December 31, 2009

-

-

Granted

5,650,000

0.32

Balance, December 31, 2010

5,650,000

$

0.32

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.     Share capital (continued)

c)    Contributed surplus

The continuity of the contributed surplus is as follows:

Balance, December 31, 2008

$

670,374

Stock options granted

47,360

Stock options exercised

(47,360)

Balance, December 31, 2009

670,374

Stock options granted

1,736,064

Balance, December 31, 2010

$     2,406,438

12.

Income taxes

A reconciliation of income taxes at statutory rates is as follows:

2010

2009

Net loss before income taxes

$    (2,628,226)      $

(599,471)

Expected income tax recovery at 28.5% (2009 – 30%)

(749,044)

(179,841)

Change in substantively enacted rates

11,738

-

Net adjustment for non-deductible amounts

493,032

66,261

Changes in valuation allowance

244,274

113,580

Total income taxes

$

-

$

-

The significant components of the Company’s future income tax assets are as follows:

2010

2009

Future income tax assets:

Equipment tax base in excess of carrying value

$

16,000

$

11,159

Non-capital loss carry forwards and share issue costs

519,125

344,017

Oil and gas and mineral properties

-

87,106

Marketable securities and investment taxable temporary

difference

-

(151,431)

535,125

290,851

Valuation allowance

(535,125)

(290,851)

Net future tax assets

$

-

$

-

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

12.

Income taxes (continued)

The Company has accumulated non-capital losses of $1,992,797 which expire as follows:

2014

$

275,873

2015

159,848

2026

110,450

2027

28,576

2028

114,863

2029

404,898

2030

898,289

$     1,992,797

13.     Related party transactions

All  transactions  with  related  parties  have  occurred  in  the  normal  course  of  operations  and  in

management’s  opinion  have  been  transacted  on   a  basis  consistent   with  those  involving

unrelated parties, and accordingly that they are measured at fair value.

•     During  the  year  ended  December  31,  2010,  a  company  controlled  by  the  former

President   charged   the   Company   $26,000   (2009   -   $61,750)   in   consulting   and

administrative   fees   and   $27,500   (2009   -   $60,000)   in   rental   expenses.     Another

Company  controlled  by  the  former  President  of  Arris  Resources  also  charged  the

Company $nil (2009 - $50,000) in property research charges.

•     During the year ended December 31, 2010, two companies related to a former director charged  the  Company  $nil  (2009  -  $45,000)  management  fees  and  $nil  (2009  -

$48,229) finders’ fees as share issuance costs respectively.

•     During  the  year  ended  December  31,  2010,  a  director  of  the  company  and  chief programmer has charged the Company $122,000 in consulting fees.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

14.     Capital management

The  Company's  primary  objectives  when  managing  capital  are  to  safeguard  the  Company's

ability   to   continue   as   a   going   concern,   so   that   it   can   continue   to   provide   returns   for

shareholders, and to have sufficient liquidity available to fund suitable business opportunities as they arise.

The  capital  of  the  Company  consists  of  shareholders'  equity  and  debt  obligations,  net  of  cash and cash equivalents.  The Company manages its capital structure and makes adjustments to it in light  of changes in economic conditions and the risk  characteristics of  the underlying assets.

In order to maintain or  adjust  the capital  structure,  the Company may  issue equity,  sell  assets,

or return capital to shareholders as well as issue or repay debt.

The Company has not attained profitable operations and as a result has relied on the equity markets to fund its activities.

In  order  to  facilitate  the  management  of  its  capital  requirements,  management  reviews  the requirement on an ongoing and regular basis and believes that this approach, given the relative small size of the Company, is reasonable.

As  described  in  Notes  1,  2  and  3  the  Company  changed  its  operations  to  the  business  of developing and promoting software for trading purposes,  acquired software, issued shares and

obtained  new management.   As  a  result,  the  capital  structure  and  capital  management  of  the

Company have been altered accordingly.

15.     Financial risk management

a)    Carrying amounts and fair values of financial instruments

Financial  instruments  disclosures  require  the  Company  to  provide  information  about:  a)  the significance of  financial  instruments  to the  Company’s financial  position  and performance  and,

b)  the  nature  and  extent  of  risks  arising  from  financial  instruments  to  which  the  Company  is exposed  during  the  period  and  at  the  balance  sheet  date,  and  how  the  Company  manages those risks.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

15.     Financial risk management (continued)

Financial instruments – Fair values

Following is a table which sets out  the fair values of  recognized financial instruments using the valuation methods and assumptions described below:

2010

2009

Carrying

Fair

Carrying

Fair

Value

Value

Value

Value

Financial assets

Cash and cash equivalents

$

174,530     $

174,530     $

379,284     $

379,284

Accounts receivable

28,664

28,664

242,744

242,744

Marketable securities

-

-

1,448,800

1,448,800

Financial liabilities

Accounts payables and accrued

liabilities

115,046

115,046

75,072

75,072

Deposit on private placement

250,000

250,000

-

-

The  carrying value  of  cash  and  cash  equivalents,  accounts  receivable,  accounts  payable  and accrued liabilities  and the  deposit  on private placement  approximate their fair value  due to the short term nature of these instruments.

The  fair  value  of  the  notes  payable  is  not  readily  determinable  with  sufficient  reliability  due  to the uncertainty  around the maturities and the future cash flows associated with the promissory

note.   As  described in Note  17,  subsequent  to  year  end,  the  notes  payable  were converted to common shares.

The fair value hierarchy for financial instruments measured at fair value is Level 1 for cash and cash equivalents and marketable securities.  The Company does not have Level 2 or Level 3 inputs (Note 5).

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

15.     Financial risk management (continued)

b)   Financial instrument risk exposure and risk management

The  Company  is  exposed  in  varying  degrees  of  financial  instrument  related  risks.  The  Board

approves   and   monitors   the   risk   management   processes,   including   treasury   policies,

counterparty limits, controlling and reporting structures.  The types of risk exposure and the way in which such exposure is managed are provided as follows:

1)    Credit risk

The  Company  is  exposed  to  credit  risk  with  respect  to  its  cash  and  cash  equivalents  and

accounts   receivable.   Accounts   receivable   are   primarily   amounts   owing   from   government

agencies.

The Company  estimates its maximum  exposure to be the  carrying value  of  the cash  and cash equivalents, and accounts receivable.

The  Company  manages  credit  risk  by  maintaining  bank  accounts  with  Schedule  1  Canadian

banks  and  investing  only  in  Guaranteed  Investment  Certificates.   The  Company’s  cash  is  not

subject to any external limitations.

2)    Liquidity risk

Liquidity  risk  is  the  risk  that  the  Company  will  not  be  able  to  meet  its  financial  obligations  as they fall due.  The Company manages liquidity by maintaining sufficient cash balances.

The following are the principal contractual maturities of financial liabilities:

Contractual

Over 3

As at December 31, 2010

Obligations

2011

2012

2013

years

Accounts payable and

accrued liabilities

$     115,046   $  115,046   $

-    $

-    $

-

Deposit on private placement

250,000

250,000

-

-

-

Notes payable

2,453,921

-   2,453,921

-

-

Total liabilities

$  2,818,967   $  317,796   $2,453,921    $

-    $

-

Contractual

Over 3

As at December 31, 2009

Obligations

2010

2011

2012

years

Accounts payable and

accrued liabilities

$

75,072   $    75,072   $

-    $

-    $

-

Total liabilities

$

75,072   $    75,072   $

-    $

-    $

-

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

15.     Financial risk management (continued)

3)    Market risk

Foreign exchange risk

The  Company’s  foreign  currency  transactions  make  it  subject  to  foreign  currency  fluctuations and inflationary  pressures which may adversely  affect the Company’s financial  position, results

of   operations,  and  cash  flows.  The  Company  is  affected  by  changes  in  exchange  rates between  the  Canadian  Dollar  and  US  Dollar.  During  the  fiscal  year  2010,  the  Company attempted  to  transact  its  business  predominantly  in  Canadian  Dollars  to  mitigate  the  foreign exchange risk.

As  at  December  31,  2010  the  financial  assets  and  liabilities  of  the  Company  are  all  held  in

Canadian dollars except for the notes payable balance as described in Note 10.

If  the  US  dollar  had  increased  or  decreased  against  the  Canadian  dollar  by  5%,  the  net  loss and deficit would have increased or decreased by $106,000.

4)    Interest rate risk

Interest rate risk consists of two components:

i.

To the extent that payments made or received on the Company’s monetary assets and  liabilities  are  affected  by  changes  in  the  prevailing  market  interest  rate,  the

Company is exposed to interest rate cash flow risk.

ii.

To  the  extent  that  changes  in  prevailing  market  interest  rates  differs  from  the interest  rates  attached  to  the  Company’s  monetary  assets  and  liabilities,  the

Company is exposed to interest rate price risk.

The Company is exposed to interest rate risk  on its floating rate notes payable as described in

Note 10.

If  interest  rates  had  increased  or  decreased  by  1%,  the  net  loss  and  deficit  would  have increased or decreased by $15,000.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

16.     Supplemental cash flow information

Cash received from interest

$

-

$

29,528

Non-cash transactions:

Common share issued for the acquisition of software (Note 3)  $     5,806,250

$

-

Common shares issued for management agreement (Note 3)  $

625,000

$

-

Shares distributed as part of corporate restructuring (Note 2)    $     1,515,986

$

-

Fair value adjustment of marketable securities

$

-

$

504,770

Fair value of stock options exercised allocated

to share capital

$

-

$

47,360

Broker shares issued as finders’ fees

$

-

$

54,000

Redemption of preferred shares by disposing

of a subsidiary’s shares

$

-

$

100,000

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

17.     Subsequent events

i.

On  January  19,  2011,  the  Company  completed  a  non-brokered  private  placement  for gross  proceeds  to  the  Company  of  approximately  $500,000.  Pursuant  to  the  private placement,  the  Company  issued  9,523,809  units  at  a  purchase  price  of  $0.0525  per unit. Each unit consists of one common share of the Company and four common share purchase  warrants.  Each  whole  warrant  entitles  its  holder  to  purchase  one  additional

Common Share at an exercise price of  $0.0525.   These warrants were exercised prior

to  their   expiry  on  March   31,  2011  resulting  in   additional   gross  proceeds  to  the

Company of approximately $2,000,000.

ii.

Following  the  Company’s  annual  general  meeting  on  March  31,  2011,  the  following subsequent events occurred:

•     In  order  to  position  itself  for  an improved  and  upgraded listing  profile  over  the  coming months, the Company has approved its continuance from British Columbia into Ontario as its governing jurisdiction, has adopted a comprehensive new general bylaw and has changed its name to Quantitative Alpha Trading Inc.

•     In   order   to   simplify   and   streamline   its   capital   structure,   the   shareholders   have

authorized  the  early  conversion  of  5,250,000  special  Class  B  preferred  Shares  into

52,500,000  common  shares,  thereby  ensuring  that  all  of  its  issued  and  outstanding

equity   is   represented   by   voting   common   shares.   In   addition,   the   Company   has

streamlined  and  normalized  its  capital  structure  by  eliminating  all  special  classes  of shares in favour of common shares with only one authorized class of preferred shares.

•     In full and final satisfaction of  the principal and interest owing under the notes payable,

the Company has issued 47,370,100 common shares.

iii.

On April 1, 2011, the Company announced the granting of  30,639,581 stock  options of

common  shares to members  of  the  Board,  management  and  senior  consultants.   The

options granted are equal to 11.25% of  the issued and outstanding common shares of the Company.